Toron, Inc.

1000 de La Gauchetiere Street West - 24th Floor

Montreal, Quebec

July 5, 2013

VIA EDGAR

Securities and Exchange Commission
100 F. Street, NE
Washington, D.C. 20549-7410

Attention:        Mara L. Ransom
Assistant Director

Dear Sirs:

Re:      Toron, Inc. (the “Company”)

Preliminary Proxy Statement on Schedule 14A

Filed June 3, 2013

File No. 333-165539

We refer to your letter of June 26, 2013 addressed to the Company with your comments on the Company's Preliminary Proxy Statement on Schedule 14A filed on June 3, 2013.  For your ease of reference, our responses to your comments are numbered in a corresponding manner:

Comment:

General

  We note that in the Notice of Special Meeting you disclose that you are seeking to increase the number of authorized shares to 850 billion but in the description of the proposal on page 3 you disclose that you are seeking to increase the number of authorized shares to 850 million. Please reconcile these disclosures.

Response:        We have updated the Proxy Statement to reflect an authorized capital increase of 850 million.

Comment:

Principal Stockholders and Security Ownership of Management, page 2

  Please update the table to reflect the following holdings, or tell us why they need not be disclosed in the table:

•       The share holdings of BNP Paribas Securities Corp. In this regard, we note that your annual report on Form 10-K for the fiscal year ended January 31, 2013 shows that BNP Paribas beneficially owns 14,230,947 shares of your common stock.

•       The 28,000,000 shares of your common stock issued to the holder of your former convertible debt, as described in Notes 6 and 11 to the financial statements in your annual report on Form 10-K for the fiscal year ended January 31, 2013.

Response:        We have updated the Proxy Statement to include BNP Paribas Securities Corp. in the ownership table. We cannot confirm ownership of the 28,000,000 shares issued to Asher Enterprises, Inc., the holder of our former convertible debt.  Those shares were issued without restrictive legend and Asher Enterprises, Inc. has not at any time appeared on our list of shareholders.

We have filed an amended Preliminary Proxy Statement on Schedule 14A concurrently with our submission of this letter and acknowledge that (i) the company is responsible for the adequacy and accuracy of the disclosure in the filing; (ii) staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and (iii) the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Yours truly, TORON, INC. Per: /s/ Ramzan Savji Ramzan Savji, President and Director